UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

On November 21, 2023 Arqit Quantum Inc. (the “Company”) issued a press release entitled “Arqit Quantum Inc. Announces Financial and Operational Results for the Fiscal Year 2023,” in which the Company reported its financial and operational results for the fiscal year ended September 30, 2023. A copy of that press release is furnished as Exhibit 99.1 hereto.

On November 13, 2023, Lt General VeraLinn Jamieson and General Stephen Wilson resigned from the Company’s Board of Directors (the “Board”) and all committees thereof.  Lt General Jamieson and General Wilson intend to pursue other commitments and their resignations from the Board are not the result of any disagreement with the Company or the Board.  The Company thanks Lt General VeraLinn Jamieson and General Stephen Wilson for their service.

The information furnished in this Report of Foreign Private Issuer on Form 6-K, including the information contained in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Arqit Quantum Inc., dated November 21, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: November 21, 2023